
June 30, 2020

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
190 N. Canon Drive, 4th Fl.
Beverly Hills, CA 90210

> **Re: Genius Brands International, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 26, 2020**
> **File No. 333-239495**

Dear Mr. Heyward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Schultz